Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

KENNETH E. YOUNG kenneth.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

January 23, 2018

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Marianne Dobelbower

Re:	Corporate Capital Trust II
Preliminary Proxy Statement on Schedule 14A
File No. 814-01108

Dear Ms. Dobelbower:

On behalf of Corporate Capital Trust II (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on December 27, 2017 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-01108) filed with the Commission on December 19, 2017 (the “Preliminary Proxy Statement”). This response letter, together with the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on the date hereof (the “Definitive Proxy Statement”), sets forth the Company’s responses to the Staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the Staff’s comments are numbered and presented below in bold, italicized text, and each comment is followed by the Company’s response. Unless otherwise indicated, page numbers refer to the page numbers in the Definitive Proxy Statement. Capitalized terms used but not defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

January 23, 2018 Page 2

I.

LETTER TO STOCKHOLDERS

1.

In the Letter to Stockholders and the Notice of Special Meeting of Stockholders and throughout the proxy statement, please clarify (i) that the Investment Co-Advisory Agreements are ultimately intended to be replaced by the Joint Advisor Investment Advisory Agreement and will terminate upon the effectiveness of the Joint Advisor Investment Advisory Agreement, and (ii) why the Company’s stockholders are being asked to approve both of the proposals.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Letter to Stockholders and the Notice of Special Meeting of Stockholders and on pages 1, 3 and 14 of the Definitive Proxy Statement.

II.

INFORMATION ABOUT THE SPECIAL MEETING AND THE VOTE

Background

2.

Please clarify whether KKR Credit, FS Investments or some combination thereof are paying any amount to CNL in connection with the proposed transition of investment advisory services.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Definitive Proxy Statement.

Consequences of Approval

3.

Please clarify that the investment advisory agreements to be entered into pursuant to the Investment Co-Advisory Agreements Proposal, on the one hand, and the Joint Advisor Investment Advisory Agreement Proposal, on the other hand, will not be in effect at the same time and that, if approved by the Company’s stockholders, the Investment Co-Advisory Agreements will remain in effect only until the Joint Advisor Investment Advisory Agreement, if approved, becomes effective. Please revise this section to discuss the two proposals separately.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 13–14 of the Definitive Proxy Statement.

4.

Please consider moving the discussion of the Joint Advisor Effective Date so that it follows the paragraph discussing the Investment Co-Advisory Agreements Proposal.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Definitive Proxy Statement.

5.

Please clarify whether the effectiveness of the Investment Co-Advisory Agreements is contingent upon the approvals identified in the definition of “Closing Date.” If so, please discuss why these other entities are soliciting stockholder approval.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Definitive Proxy Statement.

January 23, 2018 Page 3

6.

Please disclose how the Company intends to inform stockholders of the results of each of the votes by stockholders of other BDCs required for the approvals identified in the definition of “Closing Date.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Definitive Proxy Statement.

7.

Please enumerate the conditions that must be satisfied in order for the Investment Co-Advisory Agreements and the Joint Advisor Investment Advisory Agreement to become effective (other than approval by the Company’s stockholders). This comment also applies to “Proposals—Proposal No. 1 – Approval of the Investment Co-Advisory Agreements—Background.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 14 of the Definitive Proxy Statement.

8.

Please disclose what will happen if the Company’s stockholders do not approve one or both of the Investment Co-Advisory Agreements Proposal and the Joint Advisor Investment Advisory Agreement Proposal. Please also clarify what will happen if stockholders of one of the related BDCs do not approve one of the proposed agreements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 14 of the Definitive Proxy Statement.

9.

Please briefly summarize what alternatives the Board will consider and evaluate if neither the Investment Co-Advisory Agreements Proposal nor the Joint Advisor Investment Advisory Agreement Proposal is approved by the Company’s stockholders. This comment also applies to “Proposals—Proposal No. 1 – Approval of the Investment Co-Advisory Agreements—Board Consideration” and “Proposals—Proposal No. 2 – Approval of the Joint Advisor Investment Advisory Agreement—Board Consideration.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 15, 22 and 28 of the Definitive Proxy Statement.

Base Management Fee and Incentive Fee Under the Agreements

10.

Please disclose the aggregate amount of the investment adviser’s fees and the purpose of any other material payments to the investment advisers or any affiliated persons of the investment advisers during the last fiscal year of the Company, as required by Item 22(c)(1)(iii) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Definitive Proxy Statement.

January 23, 2018 Page 4

Composition of the Board Following Entry into the Agreements

11.

Please clarify whether the appointment of an “interested” trustee is a change from the current make-up of the Board.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6–7 of the Definitive Proxy Statement.

Executive Officers Following Entry into the Agreements

12.

Please identify the titles of the individuals who are expected to resign as executive officers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Definitive Proxy Statement.

III.

PROPOSALS

Proposal No. 1 – Approval of Investment Co-Advisory Agreements

Background

13.

Please state whether CNL has tendered its resignation to the Board.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 13 of the Definitive Proxy Statement.

14.

Please clarify that the Company’s stockholders are not being asked to vote on the Exemptive Relief that KKR Credit is seeking and that the Exemptive Relief is related to the proposed investment advisory arrangements between KKR Credit and affiliates of FS Investments and an integral part of the proposed transaction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Letter to Shareholders and the Notice of Special Meeting of Shareholders on pages 1 and 13 of the Definitive Proxy Statement.

15.

Please consider reversing the order of the fifth and sixth paragraphs of the “Background” section so that the discussion of the Investment Co-Advisory Agreements Proposal precedes the discussion of the Joint Advisor Investment Advisory Agreement Proposal.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Definitive Proxy Statement.

16.

Please discuss the expense support and conditional reimbursement agreement in greater detail, including the expiration date, which party or parties may terminate, whether the agreements permit recoupment and any conditions that must be satisfied in order to recoup. In addition, if reimbursement agreements are currently in place, please describe them earlier in the proxy statement where the Company’s management fees are discussed.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 15 of the Definitive Proxy Statement.

January 23, 2018 Page 5

Factors Considered by the Board

17.

Please disclose any negative factors that the Board considered during its deliberations. This comment also applies to “Proposals—Proposal No. 2 – Approval of the Joint Advisor Investment Advisory Agreement—Factors Considered by the Board.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 30 of the Definitive Proxy Statement.

18.

Please clarify whether the current expense support and conditional reimbursement agreement may expire before December 31, 2018 and whether the Company’s shareholders will bear any additional expenses as a result of the proposed transition of investment advisory services.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 14–15, 24 and 31 of the Definitive Proxy Statement.

IV.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR SPECIAL MEETING OF STOCKHOLDERS

19.

Please format in boldface type the second and third sentences of the second paragraph of the notice in accordance with Rule 14a-4(b)(i) under the Exchange Act.

Response:

In response to the Staff’s comment, the Company has formatted in boldface type the second and third sentences of the second paragraph of the notice.

V.

GENERAL

20.

Please include in the proxy statement all of the information required by Item 1(c) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has added a new section titled “Submission of Shareholder Proposals” on page 11 of the Definitive Proxy Statement.

21.

Please include in the proxy statement all of the information required by Item 22(c) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on page 16 of the Definitive Proxy Statement and confirms that the remaining information required by Item 22(c) of Schedule 14A is included in the Definitive Proxy Statement.

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:

Kirk A. Montgomery
William J. Bielefeld